C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

SUPPL

Ref : EC/FL/AL/CPP/174/04

04045589

BY AIRMAIL

4th October, 2004

PROCESSING SECTION
RECEIVED
OCT 15 2004
185
SEC MAIL
WASH., D.C.

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 10/20

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated October 4, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the appointment of Independent Non-Executive Director
   Date : ____September 30_____, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") is pleased to announce that Mr. Chidchai Vanasatidya has been appointed as an independent non-executive director and audit committee member of the Company with effect from 30th September, 2004.

Mr. Vanasatidya, aged 58, obtained a Bachelor degree in Public Administration (23rd session of Police Cadet Academy), Thailand, a Master degree in Police Administration from Eastern Kentucky University, U.S.A. and a Ph.D. in Justice Administration from University of Louisville, Kentucky, U.S.A. He is currently the Deputy Commissioner-General, Royal Thai Police.

There is no service contract between the Company and Mr. Vanasatidya. He is not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. The amount of director's fee for Mr. Vanasatidya is HK$120,000 per annum, which is determined based on his anticipated time and effort to be spent on the Company's matter.

Save for the directorship with the Company mentioned above, Mr. Vanasatidya has not previously held and is not holding any position with the Company or any of its subsidiaries. He does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Vanasatidya has not held any directorship in any listed companies in the last three years. As at the date of this announcement, he does not have any interest or short position in shares, underlying shares or debentures of the Company or any of its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance.

The Board would like to confirm that there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Taking this opportunity, the Board would like to welcome Mr. Vanasatidya for joining the Company.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 30th September, 2004

As at the date of this announcement, the Board of the Company comprises nine executive directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and three independent non-executive directors, namely Mr. Budiman Elkana, Mr. Chidchai Vanasatidya and Mr. Cheung Koon Yuet, Peter.